

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2014

Via E-mail
Douglas F. Bauer
Chief Executive Officer
Tri Pointe Homes, Inc.
19520 Jamboree Road, Suite 200
Irvine, CA 92612

> **Re:** **Tri Pointe Homes, Inc.**
> **Preliminary Proxy Statement on Schedule PRE14A**
> **Filed January 9, 2014**
> **File No. 001-35796**
> **Registration Statement on Form S-4**
> **Filed January 9, 2014**
> **File No. 333-193248**

Dear Mr. Bauer:

We have reviewed the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement, proxy statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please ensure consistency of disclosure throughout the documents filed on behalf of Tri Pointe Homes, Inc. and Weyerhaeuser Real Estate Company. In addition, where comments on a particular filing are applicable to disclosure in another filing, please make corresponding changes as applicable.

Preliminary Proxy Statement on Schedule PRE 14A

General

2. Since the preliminary proxy statement relates to a merger transaction, it should have been filed on EDGAR as a "PREM14A." Please ensure that future amendments of the preliminary

proxy statement are filed on EDGAR under the proper submission type.

3. Please provide us with copies of all materials prepared by the company's financial advisor, including projections and forecasts, and shared with each respective board of directors and its representatives. This includes copies of the board books and all transcripts, summaries and video presentation materials.

Letter to the Stockholders

4. Please provide disclosure similar to that provided in the Form S-4 registration statement that explains that the Weyerhaeuser shareholders will be receiving WRECO common stock at a discount to the per-share value of Tri Pointe common stock. In addition, please revise your disclosure in the last paragraph on page ii to specifically identify the exchange ratio.

Questions and Answers About the Transactions and the Annual Meeting, page 4

5. Please include a separate "Q&A" disclosing the estimated total value of the merger consideration.

Questions About the Transactions (Proposal No.1), page 5

6. Refer to Step 2 of the Transactions. Please disclose that WNR is currently the direct parent entity of WRECO.

7. Refer to Step 7 of the Transactions related to the payment of Adjustment Amount. Please revise to cross-reference disclosure on page 166 where you explain how the Adjustment Amount is calculated. To the extent applicable, please explain whether there are any limits to the size of this Adjustment Amount.

Q: How will the Transactions impact the future liquidity and capital resources of Tri Pointe?, page 8

8. To help the shareholders better understand the effect that the acquired business will have on the company's liquidity, please expand your disclosure to address not only the cost synergies you expect to realize as a result of the merger, but also the anticipated short-term and long-term impact that the Real Estate Business may have on the company's operating results. For instance, it is unclear how much this business will contribute to its cash from operations. In particular, we note that historical financial information of WRECO does not reflect expenses of an independent entity.

Are there any conditions to the consummation of the Transactions?, page 9

9. Please revise disclosure in the fourth bullet point to specifically identify the two registration statements filed with the SEC.

Q: Are there risks associated with the Transactions?, page 10

10. Please expand your disclosure here to discuss that following the acquisition, Tri Pointe will no longer qualify as an emerging growth company and identify any related implications.

Risk Factors, page 28

Tri Pointe's business, liquidity, financial condition and results of operations may be materially and adversely impacted…, page 46

11. We note your disclosure that third party consents are required to assign certain contracts from Weyerhaeuser to WRECO. Please expand your disclosure to discuss the impact that the loss of a contract due to failure to obtain a third party's consent may have on the Real Estate Business and whether these consents represent conditions precedent to the closing of the merger. To the extent material, please discuss the consideration that the board gave to the potential risk of losing contracts material to the business as part of the "Tri Pointe's Reasons for the Transactions" disclosure on page 147.

The Starwood Fund holds a significant equity interest in Tri Pointe and its interests may not be aligned with the interests of other Tri Pointe stockholders, page 54

12. In light of your "Corporate Opportunity" disclosure on page 193, please revise your disclosure here to encompass the effect that the charter provision pursuant to which TRI Pointe must renounce any interest or expectancy in any business opportunity presented to the Starwood Fund (or any of its affiliates and subsidiaries), may have on these two parties' interests.

Cautionary Statement Concerning Forward-Looking Statements, page 61

13. Please revise the last paragraph of your disclosure to state that Tri Pointe will not update the forward-looking statements other than as required by applicable law.

Information About the Annual Meeting, page 63

Solicitation of Proxies, page 67

14. You indicate that Tri Pointe's directors, officers and employees may solicit proxies in person, by telephone or other electronic means. Please note that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, e-mail correspondence, and information posted on the Internet, must be filed under the cover of Schedule 14A. See Exchange Act Rules 14a-6(b) and (c). Please confirm your understanding in the response letter.

Information on Tri Pointe, page 71

Tri Pointe's Business After the Transactions, page 71

15. To help shareholders objectively evaluate Tri Pointe's business post-merger, please quantify, to the extent possible, seemingly subjective disclosure related, for example, to (i) creation of a "leading national homebuilder;" (ii) "entry into high-growth markets;" (iii) (iv) "improve[d] … access to the capital markets;" and (v) "significant" increase of cash from operations as a result of integration with WRECO. Please note that these examples are not meant to be exclusive. In addition, when you refer to the acquisition of 16,000 lots located "in lot-constrained California markets," please expand your disclosure to provide some understanding of what constitutes a lot-constrained California market. We note that the investor presentation filed as a Rule 425 communication by Weyerhaeuser provides useful statistical data of the various statements made in your disclosure regarding the homebuilding market overall, and the market position of the combined company post-merger.

Tri Pointe's Liquidity and Capital Resources After the Transactions, page 72

16. Refer to your disclosure at the end of the third paragraph. In light of the Form 8-K filed on January 2, 2014 regarding the execution Modification Agreement increasing the commitment amount under the Revolving Credit Facility to $175 million, please update your disclosure accordingly.

Information on WRECO, page 74

Historical Business Relationship with Weyerhaeuser, page 74

17. We note your disclosure that Weyerhaeuser has historically provided WRECO with various services, including cash management, treasury and other administrative services. In light of your disclosure that you anticipate to realize $15 million in synergies within the first year of the merger and $30 million thereafter (refer to your disclosure on page 72), as well as taking in consideration Tri Pointe's smaller scale and organizational structure compared to WRECO's, in an appropriate section of the filing please disclose how these added services and expenses may impact the merger integration process, affect your cash flow and whether these costs were taken into account when estimating the cost savings resulting from the merger.

The Transactions, page 137

Background of the Transactions, page 141

18. Please refer to disclosure in the third paragraph. Please supplement your disclosure by describing what a "Reverse Morris Trust transaction" is, and the reasons why Weyerhaeuser had a preference for such structure.

19. Refer to the first paragraph of your disclosure on page 142 where you disclose, among other things, that Weyerhaeuser's financial advisors made available to Tri Pointe "projected financial information" among other things. Please disclose this projected financial information in the filing.

20. Your disclosure throughout this section should identify all of the parties present at a meeting (for example, your disclosure refers broadly to "members of senior management"), as well as describe in sufficient detail the material issues discussed and the positions taken by the parties at each meeting. In this regard, we note, for example, that disclosure about Tri Pointe's August 7, 2013 board meeting provides no insight into what resulted from the preliminary evaluation of a possible strategic combination with Weyerhaeuser and what the discussions regarding the "Reverse Morris Trust" transaction structure entailed

21. Please enhance your discussion throughout this section relating to the negotiation of the material terms of the transactions and their related agreements. For example, your disclosure should explain how the discussions of the September 30, 2013 meeting impacted the deal terms, and in particular, the treatment of the assets relating to Coyote Springs by providing some context as to the materiality of these assets to WRECO's business. In addition, what would have been the effect of One-way Collar feature proposed by Tri Pointe and the rationale for ultimately eliminating that feature from Tri Pointe's final proposal? Your disclosure should also explain how the parties arrived at the exchange ratio, the upper limit in the number of shares to be issued in the exchange, the termination fee, and the other material terms to the transaction documents.

22. Please disclose whether the transactions were approved by the unanimous vote of the board of directors of each respective company, and if not, disclose the actual percentage of the board approval.

Tri Pointe's Reasons for the Transactions, page 147

23. With respect to each of the factors considered, please provide a reasonably detailed discussion and clearly elaborate on the conclusions drawn by the board as to the benefits or detriments of each factor. In this regard, please ensure that your disclosure addresses the following factors:

- Why a transaction with Weyerhaeuser at this time provided the best strategic alternative for Tri Pointe. In this regard, please reconcile your current platform of being a "'next generation' *regional* homebuilder" [emphasis added] with a disciplined approach of approximately two to three years of land supply, unencumbered by legacy issues, and an "opportunistic" approach to expansion opportunities focusing in the Southwestern United States, with the much larger scale of a merger with a legacy business such as WRECO's, and becoming one of the tenth largest homebuilders in the United States. In this regard we note your disclosure on pages I-1 through I-5 of Appendix I.

- The basis giving rise to the expectation that the transactions will be accretive to Tri

Pointe's financial results. In this regard, please also address Mr. Bauer's statement made during the November 4, 2013 Conference Call discussing the pending combination with Weyerhaeuser, that the combination "results in a business with some of the best margins in the industry."

- The basis for the board's expectation that after the transactions, Tri Pointe will achieve annualized cost synergies of $15 million in 2014 and approximately $30 million annually thereafter. Please revise your disclosure to provide context to these estimated costs savings, by demonstrating how the merger will enable the company to improve operating efficiencies and grow ancillary operations, including a mortgage business (refer to disclosure on page 72). In responding to this comment, please also address Mr. Bauer's comments made during the November 4, 2013 Conference Call where he stated that "the benefit of this transaction is really building value in the combined operation and less about eliminating cost efficiencies at the overhead level."

- What "trends and competitive developments in the homebuilding industry" the board considered, and what constituted the "range of strategic alternatives available to Tri Pointe," by identifying these alternatives and explaining why the board determined that the combination with Weyerhaeuser through a Reverse Morris Trust Acquisition structure provided a greater value for Tri Pointe and its stockholders.

- An expanded discussion of what "foreseen" challenges and difficulties the board took in consideration in evaluating the transactions.

Opinion of Deutsche Bank Securities Inc., page 150

24. You state that in connection with its role as Tri Pointe's financial advisor and in arriving at its opinion, Deutsche Bank held discussions with the management of both companies regarding the business and prospects of the combined company, among other things. With a view towards disclosure, please tell us how these discussions impacted Deutsche Bank's opinion in light of disclosure that Deutsche Bank expressed no opinion as to the underlying business decision of Tri Pointe to engage in the merger.

Selected Publicly-Traded Companies Analysis, page 152

25. Please advise as to whether any companies meeting the selection criteria were excluded from the financial advisor's analysis and revise your disclosure as appropriate to explain any such exclusion.

Discounted Cash Flow Analysis, page 154

26. Please disclose how Deutsche Bank determined the perpetuity growth rates and the discount rates for both companies.

General, page 155

27. Please disclose the amount of the financial advisor's fee payable upon the closing of the merger transaction.

Board of Directors, page 218

28. With respect to the directors' biographical information, it appears that disclosure relating to the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director is missing. Please advise or revise.

Registration Statement on Form S-4

General

29. Please file all exhibits with your next amendment or otherwise supply us with drafts of the legal and tax opinions.

Directors and Officers of Tri Pointe Before and After the Transactions, page 108

30. With respect to Mr. Graham's appointment to the board, please advise whether you intend to file his consent with your next amendment. Please file similar consents for any of the directors to be nominated by Weyerhaeuser should they be identified in the registration statement prior to it being declared effective. Refer to Rule 438 under the Securities Act.

Debt Financing, page 227

31. Please file the Commitment Letter as an exhibit to the registration statement with your next amendment.

Exhibit 2.1 Transaction Agreement

32. Please provide us supplementally with a list that briefly identifies and summarizes the contents of each of the Disclosure Letters (as the term is defined in the merger agreement). Please note that in accordance with Item 601(b)(2) of Regulation S-K, the merger agreement incorporated by reference in the registration statement, must contain a list briefly identifying the contents of all omitted schedules. Please revise your disclosure accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information (i) the Securities Act of 1933 and all applicable Securities Act rules, and (ii) the Securities Exchange Act of 1934 and all applicable Exchange Act rules, require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: <u>Via E-mail</u>
    Michael Flynn, Esq.
    Brian J. Lane, Esq.
    Keith P. Bishop, Esq.